Filed by Reinsurance Group of America, Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under other applicable sections
of the Securities Exchange Act of 1934
Subject Company: MetLife, Inc.
Commission File No.: 001-15787
Subject Company: Reinsurance Group of America, Incorporated
Commission File No.: 333-152828
On September 12, 2008, Reinsurance Group of America, Incorporated issued the following press release:

For further information, contact
Jack B. Lay
Senior Executive Vice President
and Chief Financial Officer
(636) 736-7000
FOR IMMEDIATE RELEASE
REINSURANCE GROUP OF AMERICA, INCORPORATED ANNOUNCES
COMPLETION OF RECAPITALIZATION AND SPLIT-OFF FROM METLIFE
     ST. LOUIS, September 12, 2008 — Reinsurance Group of America, Incorporated (“RGA”) today announced the completion of the previously disclosed recapitalization and split-off from MetLife, Inc. (“MetLife”). As a result of the transaction, all shares of RGA common stock previously held by shareholders other than MetLife and its subsidiaries have been reclassified as RGA Class A common stock. In addition, MetLife will deliver to tendering holders of its common stock 29,243,539 shares of RGA Class B common stock. As a result of the recapitalization and split-off, RGA will no longer be majority-owned by MetLife, which will own, through its subsidiaries, 3,000,000 shares of RGA Class A common stock. As of September 11, 2008 and giving effect to the transaction, there are 33,079,838 shares of RGA Class A common stock and 29,243,539 shares of RGA Class B common stock outstanding.
Trading
     Beginning Monday, September 15, RGA Class A common stock will be traded on the New York Stock Exchange under the ticker symbol “RGA.A”. RGA Class B common stock began trading on a when-issued basis on the New York Stock Exchange, under the symbol RGA.B WI, on September 12. As a result of the transaction, trading of the RGA common stock under the ticker symbol “RGA” will be suspended prior to opening of the New York Stock Exchange on September 15 and will be subsequently delisted.
Additional Information
     In connection with the exchange offer (which expired at 12:00 midnight (ET) at the end of September 11, 2008), RGA filed with the U.S. Securities and Exchange Commission a registration statement on Form S-4 (No. 333-152828), as amended, that included an exchange offer prospectus dated August 11, 2008, and MetLife filed with the U.S. Securities and Exchange Commission a tender offer statement on Schedule TO, as amended, that includes such exchange
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offer prospectus and related transmittal materials. The exchange offer prospectus and transmittal materials were mailed to MetLife’s stockholders. This document is not an offer to sell the securities referenced in the exchange offer prospectus and it is not soliciting an offer to buy the securities referenced in the exchange offer prospectus in any state where the offer is not permitted. Such an offer may be made solely by a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. The distribution of this communication may, in some countries be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.
     Investors and security holders are urged to read the exchange offer prospectus and any other related documents filed with the SEC because they contain important information. None of MetLife, RGA, or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.
     You will be able to obtain a free copy of the exchange offer prospectus and other related documents filed with the SEC by MetLife and RGA at the SEC’s web site at www.sec.gov. Free copies of RGA’s filings also may be obtained by directing a request to RGA, Investor Relations, by phone to (636) 736-7243, in writing to Mr. John Hayden, Vice President-Investor Relations, Reinsurance Group of America, Incorporated, 1370 Timberlake Manor Parkway, Chesterfield, Missouri, 63017, or by email to investrelations@rgare.com. Free copies of MetLife’s filings may be obtained by directing a request to MetLife, Investor Relations, by phone to (212) 578-2211, in writing to MetLife, Inc., 1 MetLife Plaza, Long Island City, NY 11101, or by email to metir@metlife.com. Those documents may also be obtained from D.F. King & Co., Inc., which has been retained by MetLife as the information agent for the transaction. To obtain copies of the exchange offer prospectus and related documentation, or if you have questions about the terms of the exchange offer or how to participate, you may contact the information agent at (212) 269-5550 (banks and brokers only) (collect) or (800) 825-0898 (toll free).
About RGA
     RGA, through its various operating subsidiaries, is among the largest global providers of life reinsurance. RGA has subsidiary companies or offices in Australia, Barbados, Bermuda, Canada, China, France, Germany, Hong Kong, India, Ireland, Italy, Japan, Mexico, Poland, South Africa, South Korea, Spain, Taiwan, the United Kingdom, and the United States. Worldwide, RGA has approximately $2.2 trillion of life reinsurance in force, and assets of $22.4 billion.
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